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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                        WORKGROUP TECHNOLOGY CORPORATION
                        --------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                   980903 20 7
                                   -----------
                                 (CUSIP Number)


                            JOSEPH F. MAZZELLA, ESQ.
                           ALEXANDER S. GLOVSKY, ESQ.
                          NUTTER, MCCLENNEN & FISH, LLP
                             ONE INTERNATIONAL PLACE
                                BOSTON, MA 02109
                                 (617) 439-2000
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 MARCH 15, 2002
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


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The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 980903-20-7

--------------------------------------------------------------------------------
1.   Names of Reporting Persons                                Johan Magnusson
     I.R.S. Identification Nos. of Above Persons

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group          (a)    / /
     (See Instructions)                                        (b)    /X/
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)                               PF
--------------------------------------------------------------------------------
5.   Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                / /
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization                            Sweden
--------------------------------------------------------------------------------
  Number of               (7) Sole Voting Power                        247,867
      Shares              -----------------------------------------------------
 Beneficially             (8) Shared Voting Power                      None
  Owned by                -----------------------------------------------------
      Each                (9) Sole Dispositive Power                   247,867
  Reporting               -----------------------------------------------------
 Person With              (10) Shared Dispositive Power                None
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned                              247,867
      by each Reporting Person
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes               / /
      Certain Shares
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)               13.46%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)                        IN
--------------------------------------------------------------------------------


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Johan Magnusson (the "Reporting Person") hereby amends his statement on Schedule
13D relating to the shares (the "Shares") of common stock, par value $.01 per share, Workgroup Technology Corporation (the "Issuer"), as set forth below.

ITEM 2. IDENTITY AND BACKGROUND.

     Item 2 is amended to replace the information in part (b) thereof, with the following:

     (b)  The Reporting Person's address is c/o:

           Rocket Software, Inc.
           Two Apple Hill Drive
           Natick, MA 01760

ITEM 4. PURPOSE OF TRANSACTION.

     Item 4 is hereby amended and restated in its entirety as follows:

     As previously reported in this Schedule 13D, the Reporting Person acquired the Issuer's securities for investment purposes. As a result of discussions with the Issuer's management and other stockholders, and based upon the Issuer's current and expected operations, the Reporting Person on March 15, 2002, offered to purchase all Issuer Common Stock not already owned by him for $1.50 per share in cash (the "Transaction"). Such offer was made by letter dated March 15, 2002, attached hereto as Exhibit A (the "Proposal").

     The $1.50 per share offer is a 78.6% premium over the closing price of Common Stock on March 14, 2002, is not subject to any financing contingency and would be paid to all shareholders other than the Reporting Person. If agreed to by the Issuer, the Transaction would be formally agreed to in a definitive purchase agreement entered into by the Issuer and Rocket Software, Inc., an affiliate of the Issuer. It is contemplated that the Transaction would be subject to stockholder approval. The Proposal also allows the Issuer to seek competing purchasers for up to 60 days to ensure that no higher price is available for stockholders, and does not provide for any "break-up fee" if a higher offer is accepted.

     The Reporting Person's primary purposes in proposing the Transaction are
(i) to prevent further substantial losses of stockholder value and cash reserves, and (ii) to enhance stockholder value by either purchasing the Issuer for a substantial premium above current market prices or allowing the Company to locate a buyer who will pay an even higher value for the Issuer. Consequently, the Reporting Person's Proposal does not prohibit the Issuer from seeking higher offers.

     As described in the Proposal, the Reporting Person has concluded that the continued operation of the Issuer as an independent business poses a substantial risk that stockholder value will be further eroded. The Reporting Person also stated that stockholder value would be maximized by pursuing a sale of the Issuer. Such Transaction would likely result in a change of control of the Issuer and its Common Stock no longer being publicly listed or traded.

     Depending upon market conditions and other factors that the Reporting Person may deem material to its strategy, the Reporting Person may purchase additional shares of the Issuer in the open market or in private transactions, may seek to obtain control of the Board of Directors of the Issuer, through a proxy contest or otherwise, may dispose of all or a portion of the securities of the Issuer that it now or hereafter may acquire or may withdraw or abandon its offer to purchase the Issuer.

     In addition, in the event the Issuer expends or wastes corporate assets on unnecessary and inappropriate entrenching or compensation arrangements, the Reporting Person reserves his right to reduce, modify or withdraw the Proposal. The Reporting Person also intends, either or both for the purposes of pursuing the Transaction, or for maximizing stockholder value, to communicate, contact, share information with or otherwise discuss potential agreements and transactions with management of the Issuer and other stockholders of the Issuer, as well as with industry sources, financing sources, and other potential strategic or financial buyers. Any such discussions could have the effect of changing the Reporting Person's intentions with respect to his ownership of the Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 is hereby amended and restated in its entirety as follows:

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     Pursuant to a stock purchase agreement dated December 6, 2001, the
Reporting Person has purchased an aggregate of 166,667 shares of the Issuer's Common Stock from Norwest Equity Partners V, LP for an aggregate purchase price of $80,000.16, which is attached hereto as Exhibit B.

     The Reporting Person has not entered into any formal contractual agreement or arrangement with any other party concerning the voting of or control over his Shares or any other shares of the Issuer's Common Stock. The Reporting Person has discussed his intentions and plans with Robert B. Ashton, the holder of 26% of the Issuer's common stock, and Mr. Ashton has expressed his support of the Reporting Person's Proposal. Mr. Ashton, however, has not made any commitments to the Reporting Person concerning support of the Proposal in preference to any other acquisition of the Issuer nor has he entered into any agreement or other commitment to vote his shares in any way. The Reporting Person specifically disclaims the existence of a group for reporting purposes.

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     ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Item 7 is hereby amended and restated in its entirety as follows:

     The following documents are filed as exhibits to this statement:


     Exhibit A      Letter from Johan Magnusson to Patrick Kareiva, Chairman,
                    Workgroup Technology Corporation, dated as of March 15,
                    2002.

     Exhibit B      Stock Purchase Agreement dated as of December 6, 2001 by
                    and between Johan Magnusson and Norwest Equity Partners
                    V, LP (Previously filed with the Schedule 13D filed by the Reporting Person on December 17, 2001)

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                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


       March 15, 2002                         /s/ Johan Magnusson
       ---------------------------            -----------------------------
      (Date)                                  Johan Magnusson


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                                                                       Exhibit A



                         [Letterhead of Rocket Software]


                                 March 15, 2002



Patrick Kareiva, Chairman
Board of Directors
Workgroup Technology Corporation
One Burlington Woods Drive
Burlington, Massachusetts 01803-4503

         Re:      WORKGROUP TECHNOLOGY CORPORATION

Dear Mr. Kareiva:


     Over the last two years, I have called you and you and I have discussed the core value of the business of Workgroup Technology Corporation, including in the context of a potential acquisition by Rocket Software, Inc. As you are aware, I believe that there is significant value locked within WTC which has gone unrecognized, and my belief in that essential value has led me, personally, to acquire a significant number of WTC shares. Although to date you have declined to entertain my proposals concerning a transaction with Rocket, I continue to believe that the company has potential value and that such value is highest if the business is operated privately, or as a unit of a larger organization.

     Also in our past conversations, and now speaking from the perspective of a major WTC stockholder, I have expressed concern about the future direction and prospects of the business, as well as its current and unsustainable losses. Losses that have nearly erased what was once $8 per share in cash reserves.

     In speaking with other stockholders of the company, it's clear that they share the same concerns and have also expressed that concern to management. Based on these discussions, I believe that continued operation of WTC as an independent business poses a substantial risk that stockholder value will be further eroded, not enhanced. Furthermore, I believe that significant public stockholders believe that a sale would result in the highest value attainable for its stockholders.

         As a principal owner of Rocket, and a substantial WTC stockholder, I am in a unique position - being able both to advocate for the highest stockholder value and to provide it. Simply put, Rocket Software is prepared to purchase the Company for a substantial premium over its market price, AND at the same time, structure our offer so that the Board may freely explore and pursue for stockholders any higher bid that is made, without any break-up fee being


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payable to us. By doing so, we offer the shareholders enhanced value, with assurance that it is the highest value attainable.

     By this letter, I am offering, on behalf of Rocket, to purchase all of the outstanding common stock of the company for $1.50 per share, in cash. Our offer represents a 78.6% premium over the closing price of the common stock on March 14, 2002 and does not contain any financing contingency, as we are able to pay the entire price without outside sources of capital.

     As you will see from our filings and correspondence, this proposal already has the support of WTC's largest single stockholder, Robert Ashton, who endorses our efforts on behalf of the company's stockholders. Equally important and consistent with our desire to give shareholders full choice, we have not asked Mr. Ashton to support our offer over any other bidder. He, and all shareholders, will be free to accept the highest value offered.

     We hereby request that the Board of Directors of WTC enter into negotiations toward a definitive agreement with Rocket so that we can jointly determine the most appropriate form and process of transaction in the hopes that it can be closed expeditiously. We would plan on negotiating to a definitive agreement that could be ready and executed early in April.

     Our offer requires that the Board respond with its agreement to enter into such discussions by March 20, 2002, as we believe delay is harmful to the Company and to shareholders. At the same time, given our goal of maximizing value for the WTC stockholders, we have no interest or desire to chill or dissuade other, potentially higher offers that may arise during this process. Therefore, we are open to entering into a definitive agreement which allows the Board of Directors of WTC full flexibility to explore alternative transactions for the next 60 days. In the event the Board locates and accepts a higher offer, even after execution of our definitive agreement, Rocket would only be entitled to the reimbursement of its actual expenses. We would require no customary break-up fee.

     We believe that this offer is in the best interest of shareholders, and if not pursued by the Board, we reserve the right to provide shareholders with these choices directly. We believe, however, that the highest value can be delivered to shareholders through negotiations and an open auction process that we have proposed. Given that this process will give both the Board and shareholders unfettered choice of offers, it should go without saying that there is no need nor justification for any so-called defensive actions to be taken by the Board under the auspices of securing time to obtain other bids. On the contrary, we invite the Board to do so. Accordingly, any such actions could necessarily only be for the purpose of either entrenching current management or simply delaying the time when stockholders may choose and receive full value for their WTC shares.

     Our proposal gives WTC's stockholders control to decide the company's future and its value. We are willing to let stockholders reject our price, we are willing to let the Board seek a higher price for stockholders, and we are willing to give the Board adequate time to develop alternatives.


                                      -8-


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     We look forward to the opportunity to work with you to maximize stockholder value.

                                   Sincerely,


                                  /s/ Johan Magnusson
                                  Johan Magnusson




cc:  Douglas A. Catalano
     James M. McConnell
     Frederick H. Phillips



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